Exhibit 22.1

List of Subsidiary Guarantors

As of September 10, 2021, the following entities were guarantors of the 1.125% Senior Notes due 2022, 1.650% Senior Notes due 2025, 2.300% Senior Notes due 2027, 2.700% Senior Notes due 2030, 3.850% Senior Notes due 2040 and 4.000% Senior Notes due 2050, each issued by Viatris Inc.:

Name of Entity	Jurisdiction of Organization or Formation
Utah Acquisition Sub Inc.	Delaware
Mylan II B.V.	Netherlands
Mylan Inc.	Pennsylvania